Filed by Secure Computing Corporation

Pursuant to Rule 425 under the

Securities Act of 1933, as amended, and deemed

filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934, as amended

Subject Company: CyberGuard Corporation

Subject Company’s Exchange Act

File No. 0-24544

FOR IMMEDIATE RELEASE

Editorial Contact: Nikolett Bacso, Secure Computing nikolett_bacso@securecomputing.com 206-228-9040	Investor Contact: Jane Underwood, Secure Computing jane_underwood@securecomputing.com 408-979-6186

Secure Computing and CyberGuard Form S-4 Registration Statement Declared Effective

Stockholders Meetings Set for January 11, 2006

SAN JOSE, CA, December 8, 2005 – Secure Computing Corporation (Nasdaq:SCUR), the experts in securing connections between people, applications and networks™, today announced that the Securities and Exchange Commission has declared effective the Registration Statement on Form S-4, as amended, containing the joint proxy statement/prospectus concerning Secure Computing’s proposed merger with CyberGuard Corporation. Each company will hold a special meeting of stockholders on January 11, 2006, to approve matters relating to the proposed merger.

Stockholders of record as of November 21, 2005, will be mailed the joint proxy statement/prospectus in connection with the proposed merger and will be entitled to vote at their respective company’s special meeting of stockholders. The joint proxy statement/prospectus will be mailed to stockholders of both companies on or about December 9, 2005. The parties expect to close the proposed transaction soon after the companies conduct their special meetings of stockholders and receive the requisite stockholder approvals.

Secure Computing stockholders are invited to attend its special meeting of stockholders to be held at 9:00 a.m. PST on January 11, 2006 at the company’s headquarters in San Jose, California.

CyberGuard stockholders are invited to attend its special meeting of stockholders to be held at 12:00 p.m. EST on January 11, 2006 at the company’s headquarters in Deerfield Beach, Florida.

About Secure Computing

Secure Computing (NASDAQ: SCUR) has been securing the connections between people and information for over 20 years. Specializing in delivering solutions that secure these connections, Secure Computing is uniquely qualified to be the global security solutions provider to organizations of all sizes. Our more than 14,000 global customers, supported by a worldwide network of partners, include the majority of the Dow Jones Global 50 Titans and the most prominent organizations in banking, financial services, healthcare, telecommunications, manufacturing, public utilities, education, and federal and local governments. The company is headquartered in San Jose, Calif., and has sales offices worldwide. For more information, see http://www.securecomputing.com.

Additional Information About the Merger and Where to Find It

In connection with Secure Computing’s proposed merger with CyberGuard, Secure Computing has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4, as amended, that includes a joint proxy statement/prospectus and other relevant materials in connection with the proposed merger.

INVESTORS AND SECURITY HOLDERS OF SECURE COMPUTING CORPORATION AND CYBERGUARD CORPORATION ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT SECURE COMPUTING CORPORATION, CYBERGUARD CORPORATION AND THE MERGER.

The joint proxy statement/prospectus and other relevant materials and any other documents filed by Secure Computing or CyberGuard with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investor and security holders may obtain free copies of the documents filed with the SEC by Secure Computing by directing a request to: Secure Computing Corporation, 4810 Harwood Road, San Jose, California, 95124, Attn: Investor Relations. Investors may obtain free copies of the documents (when they become available) filed with the SEC by CyberGuard Corporation by directing a request to: CyberGuard Corporation, 350 SW 12th Avenue, Deerfield Beach, Florida 33442, Attn: Investor Relations.

Secure Computing and CyberGuard and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the security holders of CyberGuard in favor of the merger and from security holders of Secure Computing in favor of the issuance of the shares in the merger and the Warburg Pincus financing. The directors and executive officers of CyberGuard and their beneficial ownership of CyberGuard common stock are set forth in the most recent proxy statement filed by CyberGuard with the Securities and Exchange Commission on October 25, 2004. The directors and executive officers of Secure Computing and their beneficial ownership of Secure Computing common stock are set forth in the most recent proxy statement filed by Secure Computing with the Securities and Exchange Commission on March 28, 2005. Copies of those proxy statements may be obtained free of charge at the Commission’s website, www.sec.gov. Security holders of Secure Computing and CyberGuard may obtain additional information regarding the interests of the foregoing people by reading the proxy statement/prospectus when it becomes available.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

The statements contained in this release, which are not historical facts, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Examples of such forward-looking statements include Secure Computing’s belief that the merger and Warburg Pincus financing will be completed, CyberGuard is an excellent fit with Secure Computing, the acquisition of CyberGuard will strengthen Secure Computing’s current activities, and that the merger will add a base of new customers, expand the scope of Secure’s product line and be accretive to Secure Computing’s earnings within the second full quarter of operations following the close of the transaction. These statements are subject to uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. These risks and uncertainties include, among others, the following risks: that the merger and Warburg Pincus financing will not close, that the closing will be delayed, that customers and partners will not react favorably to the merger, risks associated with acquiring other companies, including integration risks, and other risks described in Secure Computing’s and CyberGuard’s Securities and Exchange Commission filings, including the Registration Statement on Form S-4 filed with the SEC in connection with the transaction, Secure’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2004 and its Quarterly Report on Form 10-Q, as amended, for the quarter ended September 30, 2005, under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and CyberGuard’s Annual Report on Form 10-K, as amended, for the year ended June 30, 2004, and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Neither Secure nor CyberGuard undertake any obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release.